UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009
Commission File Number 001-33434
CREDIT SUISSE

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This Report on Form 6-K contains the exhibits set forth below.  This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-158199-10 of Credit Suisse.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, March 30, 2009, relating to the registrant’s Optimal Entry Return Enhanced Notes due June 30, 2010 Linked to the S&P 500® Index; and

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, March 30, 2009, relating to the registrant’s Notes due April 14, 2010 Linked to a Weighted Basket of Three Dual Directional Buffered Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE TM 100 Index and the TOPIX® Index.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE
Date: April 1, 2009	By:	/s/ Grace Koo
		Name:	Grace Koo
		Title:	Authorized Officer

	By:	/s/ Peter Feeney
		Name:	Peter Feeney
		Title:	Authorized Officer

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103
Exhibit 99.1

March 30, 2009

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J36 dated March 26, 2009 relating to Optimal Entry Return Enhanced Notes due June 30, 2010 Linked to the S&P 500® Index (the “Pricing Supplement”) to the underlying supplement dated March 25, 2009 relating to Medium-Term Notes (the “Underlying Supplement”), to the product supplement dated March 25, 2009 relating to Return Enhanced Notes (REN) Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket and Buffered Return Enhanced Notes (BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket and Dual Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket and Notes Linked to a Weighted Basket of Two or More Return Enhanced Components (the “Product Supplement”), to the prospectus supplement dated March 25, 2009 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 25, 2009 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-158199-10) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain United States Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain United States Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit 99.2

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103

March 30, 2009

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J35 dated March 27, 2009 relating to Notes due April 14, 2010 Linked to a Weighted Basket of Three Dual Directional Buffered Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE TM 100 Index and the TOPIX® Index (the “Pricing Supplement”) to the underlying supplement dated March 25, 2009 relating to Medium-Term Notes (the “Underlying Supplement”), to the product supplement dated March 25, 2009 relating to Return Enhanced Notes (REN) Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket and Buffered Return Enhanced Notes (BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket and Dual Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket and Notes Linked to a Weighted Basket of Two or More Return Enhanced Components (the “Product Supplement”), to the prospectus supplement dated March 25, 2009 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 25, 2009 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-158199-10) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain United States Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain United States Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP